SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 300 SOUTH GRAND AVENUE LOS ANGELES, CALIFORNIA 90071-3144 ____ TEL: (213) 687-5000 FAX: (213) 687-5600 www.skadden.com	May 26, 2009

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Kevin Woody

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nationwide Health Properties, Inc.
Form 10-K for the year ended December 31, 2008
Filed February 18, 2009
File No. 1-9028

Dear Mr. Woody:

On behalf of our client, Nationwide Health Properties, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 12, 2009 (the “Comment Letter”), with respect to the Company’s Form 10-K for fiscal year ended December 31, 2008 (the “10-K”).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

Securities and Exchange Commission

May 26, 2009

Form 10-K for the year ended December 31, 2008

Financial Statements

5. Medical Office Building Joint Ventures

NHP/PMB L.P., pages 74 and 75

1.	In future filings, please disclose the amount of consideration that would be paid to third party investors in NHP/PMB L.P. who have the right to redeem their units for the Registrant’s common stock or cash as if the termination of this limited partnership occurred on the balance sheet date.

The Company will include the requested disclosures in future filings in response to this comment.

Schedule 14A Filed March 26, 2009

Compensation Discussion and Analysis, page 19

2.	We note your response to comment 5 of our letter dated June 3, 2008 that you would disclose the use of any benchmarks in future filings. We note the revised disclosure on page 21 showing the weight allocated between the peer group data and survey data for your cash compensation benchmarks. It remains unclear from your disclosure what your benchmarks are for the total or components of your executive compensation. Please tell us the benchmarks used for your compensation determinations and provide similar disclosure in future filings.

The weighting for target annual long-term incentives benchmarks for each named officer listed in the table on page 21 is 100% in relation to the peer group data (no survey data was used). Total direct compensation is a function of total cash compensation and target annual long-term incentive values. The Company will provide similar disclosure in future filings in response to this comment.

3.	We note your response to comment 6 that you would include a discussion of specific targets for bonuses and other incentive compensation in future filings and the revised disclosure on page 22 that awards are not based on numerical thresholds or funding targets. However, we note the reference to “performance achievements” in the bulleted list on pages 22 and 23. Please confirm if there are specific financial performance targets associated with your incentive compensation. Also, for each named officer, please discuss how “performance achievements” lead to the specific awards disclosed on page 23. Similar disclosure should be included in future filings.

The Company does not maintain any specific financial performance targets associated with our incentive compensation. Furthermore, the Compensation Committee of the Board of Directors of the Company did not assign any particular weight to any single measure of Company or individual performance in order to determine the annual bonuses of the named officers.

Securities and Exchange Commission

May 26, 2009

For each named officer, the specific awards disclosed on page 23 relate, in part, to overall Company performance achievements as previously disclosed in the Proxy Statement. In addition to the Company performance achievements, the Compensation Committee reviewed the business unit/function performances for Messrs. Khoury and Bradley. Specifically, the Compensation Committee reviewed the following accomplishments achieved by Mr. Khoury during 2008:

•

Successfully funded and closed a significant acquisition of medical office buildings at attractive pricing with Pacific Medical Office Buildings LLC (“PMB”) which further diversified the asset base of the Company;

•	Successfully negotiated and closed the buy-back of approximately $50 million of debt at a 10% discount which resulted in approximately $5 million of gain and $2.8 million of FFO accretion in 2009;
•	Successfully negotiated and closed the sale of a significant portfolio of properties to a major tenant resulting in a $135 million gain.
•	Raised approximately $160 million of equity through the Controlled Equity Offering program at an average price of $32.20; and
•	Provided support and advocacy on portfolio management projects for significant or troubled tenants.

In determining Mr. Bradley’s business unit/function performance, the Compensation Committee reviewed the following accomplishments achieved by Mr. Bradley during 2008:

•

Successfully negotiated and closed a significant acquisition of medical office buildings at attractive pricing with Pacific Medical Office Buildings LLC (“PMB”) which further diversified the asset base of the Company;

•	Successfully closed an additional $165 million of investments at attractive yields which will increase revenue and FFO while further expanding our product type and geography base;
•

Considered over $8 billion in potential investments beyond those that closed, including $465 million that were probable of closing but we decided to not close as a result of the rapidly changing market;

•	Provided support and advocacy on portfolio management projects for significant and troubled tenants;
•	Key participant in a major lease restructuring effort; and
•	Acted as the Company’s primary representative in a major litigation.

Finally, the Compensation Committee reviewed the individual performances of Messrs. Pasquale, Khoury and Bradley. The Compensation Committee reviewed the following accomplishments achieved by Mr. Pasquale during 2008:

Securities and Exchange Commission

May 26, 2009

•	Development and implementation of strategic plan featuring growth, diversification and conservative capital structure;
•	Anticipated market downturn, implemented protections to preserve capital and led organization through dramatic course adjustments;
•	Maintained customer relations while curtailing anticipated acquisition and funding programs;
•	Maintained favorable annual and several year long term shareholder return performance;
•	Communicated Company stability and course changes to investment and customer communities;
•	Succession planning at the Board of Directors and management level; and
•	Executive development.

In determining Mr. Khoury’s individual performance, the Compensation Committee reviewed the following accomplishments achieved by Mr. Khoury during 2008:

•	Active participant in meetings with investors, rating agencies and bankers;
•	Effectively transitioned a replacement to the Vice President and Controller position and integrated a new position of Vice President of Tax; and
•	Continued improvement in the Company’s quarterly analyst supplemental disclosure information.

In determining Mr. Bradley’s individual performance, the Compensation Committee reviewed the following accomplishments achieved by Mr. Bradley during 2008:

•	Active participant in meetings with investors, rating agencies and bankers; and
•	Effectively transitioned a new director of investments specifically for medical office buildings.

As discussed in the Proxy Statement, on February 22, 2008, Mr. Snyder resigned his position as Vice President and Controller of the Company, effective February 29, 2008. In connection with his resignation, Mr. Snyder entered into a letter agreement with the Company which provided for his continued employment as a non-officer of the Company until his termination of employment. The award disclosed on page 23 to Mr. Snyder was a retention bonus and thus the above described performance analysis is not applicable to Mr. Snyder.

The Company will provide similar disclosure in future filings in response to this comment.

4.	We note the revised disclosure on pages 24 and 25 discussing your long-term equity incentives. Please tell us the targets associated with the percentages in the right-hand column of the table at the bottom of page 24. Also, discuss the TSR vs. peer group comparison and the corresponding percentile that lead to the options and shares awarded as disclosed on page 25.

Securities and Exchange Commission

May 26, 2009

There are no specific numerical targets associated with the percentages in the right-hand column of the table at the bottom of page 24. The vesting of the Company’s performance shares is based on the Company’s three-year total shareholder return during the performance period compared to the total shareholder return of the companies that comprise the NAREIT index during the same time period. If at the end of the three-year performance period the Company’s total shareholder return ranks less than or equal to the 50th percentile of that of its peer group, the named officer will receive 50% of the target number of shares awarded. The table at the bottom of page 24 lists the percentage of the award the named officer is eligible to receive based on the Company’s total shareholder return when such total shareholder return is compared to that of the NAREIT index group.

The options disclosed on page 25 vest based on the passage of time and do not include any performance component. Therefore no discussion of the total shareholder return versus peer group comparison or corresponding percentile would be applicable to the option grants.

The restricted shares disclosed on page 25 vest based on the passage of time and do not include any performance component. Therefore no discussion of the total shareholder return versus peer group comparison or corresponding percentile would be applicable to the option grants.

The performance shares disclosed on page 25 were granted for a target number of shares covering a three-year performance period (i.e., the performance period for the shares granted in 2008 commenced on January 1, 2008 and will end on December 31, 2010; and the performance period for the shares granted in 2009 commenced on January 1, 2009 and will end on December 31, 2011). Since the three-year performance periods for such shares have not lapsed, there are no corresponding percentiles (as described on page 24) that relate to such shares at this time.

***

As requested, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

May 26, 2009

Please contact me at (213) 687-5396 should you require further information.

Very truly yours,

/s/ Jonathan L. Friedman
Jonathan L. Friedman

cc:	Abdo Khoury
William Wagner
Howard Efron
Duc Dang
Tom Kluck